ISS Recommends PDC Shareholders Vote

FOR Kimmeridge Nominees

Kimmeridge Urges Shareholders to Vote “FOR” Benjamin Dell, James Adelson and Alice Gould on the GOLD Proxy Card

New York, NY and Denver, CO, May 17, 2019 – Kimmeridge Energy Management Company, LLC ("Kimmeridge" or the "Firm"), beneficial owners of 5.1% of the shares of common stock of PDC Energy, Inc. (“PDC” or the “Company”) (NASDAQ: PDCE), is pleased to share that Institutional Shareholder Services Inc. (“ISS”), the leading proxy advisory firm, today has issued its recommendation to vote FOR Kimmeridge nominees Benjamin Dell and James Adelson to serve on the Board of Directors of PDC.

Ben Dell, Founder and Managing Partner of Kimmeridge, said, “We are pleased that ISS has publicly recommended that PDC shareholders vote for our experienced nominees. By taking this meaningful step, ISS has shared its independent view that PDC has underperformed relative to the industry and has delivered inadequate returns to its shareholders. PDC’s shareholders deserve a chance to benefit from diversity of thought, and from the perspective of a refreshed Board who will commit to thinking and acting like owners.”

“ISS has clearly done its diligence, noting the following key items in its report, echoing many of the critical issues that Kimmeridge has raised.”

Below are select quotes from the ISS report:

I.	ISS Agrees with Kimmeridge that PDC’s Returns Are Too Low

“Over the last four years, strong growth in revenue, production, and assets has been accompanied by massive increases in shares outstanding and net debt. During that period, the company has rarely, if ever, earned its cost of capital, while it has continually taken large impairment charges for acquisitions.”

II.	ISS Believes Management is Responsible for Poor TSR

“While our analysis is mindful of competitors’ results and the environment in which PDC operates, those factors do not absolve the board and management of responsibility of PDC’s poor returns on capital, continual large writedowns from acquisitions, and negative TSR.”

“PDC's weak absolute TSR in recent years appears directly related to flaws in the company's acquisition strategy and its operational shortcomings, and that some degree of board change – particularly through the addition of a direct representative of a significant shareholder – could benefit the company.”

III.	ISS says PDC’s Costs Are Too High and that Management Lacks Credibility

“Management has pledged to reduce both lease operating and G&A costs, on a per-unit basis, in 2019; however, management credibility is weak in this area, given that 2018 results badly missed management's guidance on both of those metrics.”

IV.	ISS Supports Kimmeridge Nominees’ Background and Experience

“..nominee Dell brings valuable experience analyzing energy companies, overseeing the operation of oil & gas assets (including direct experience operating PDC's assets in the Permian Basin), and approaching investments in the industry from an owner's perspective. Perhaps more importantly, his interests would appear directly aligned with those of all shareholders, due to the 5.1 percent stake held by his fund.”

“ ...nominee Adelson also appears to have directly applicable experience, due to his background as an executive in the E&P industry, including leading a privately held E&P company which acquires and develops oil and gas properties. This would seem valuable given the operational challenges that PDC has faced in the Permian Basin.”

“ …nominee Gould would bring experience as a public company director, including as a member of CorePoint Lodging's Compensation Committee and its Nominating and Corporate Governance Committee; she would also enhance the board's gender diversity.”

The Path to Profitability – A Refreshed Board

While ISS believes that all three Kimmeridge nominees are highly qualified to serve on a refreshed PDC Board, they remain concerned about the potential impact to the Company if CEO Bart Brookman were to be removed from the Board.

Ben Dell added: “Kimmeridge believes, like ISS, that all three of its nominees are highly qualified and capable. We also firmly believe that all three Kimmeridge nominees have the right attributes to generate meaningful change on the Board. In fact, if Mr. Brookman can demonstrate his support and understanding of shareholder interests and alignment, Kimmeridge will commit to support the reappointment of Mr. Brookman to the Board.”

We urge shareholders to follow the independent recommendation of ISS and VOTE GOLD.

For ease of reference, links to Kimmeridge’s press releases can be found below:

-	Kimmeridge: Setting the Record Straight on PDC’s Underperformance – 5.14.19
-	Kimmeridge Highlights Why PDC's Self-Selected Peer Group is Not Appropriate – 5.10.19
-	The Need for Change: Performance, Pay and Putting PDC on a Path to Profitability – 5.6.19
-	Kimmeridge Comments on PDC's Q1 Operating and Financial Results – 5.2.19
-	PDC Energy: A Company in Denial and a Board Asleep at the Wheel – 4.23.19
-	Kimmeridge Files Preliminary Proxy Statement for Election of Directors at PDC Energy's Annual Meeting – 4.9.19
-	Kimmeridge Energy Nominates Three Highly Qualified Directors for the Board of PDC Energy, Inc. – 4.7.19

WE URGE SHAREHOLDERS TO VOTE THE GOLD PROXY CARD and give the Kimmeridge Nominees the chance to serve as a catalyst for change at PDC. The Kimmeridge Nominees stand ready to represent the voice of stockholders who deserve to have a Board and management who are willing to lead through the lens of ownership, setting the tone at the top for the Board and management to think and act like owners.

VOTING GOLD IS A VOTE FOR STOCKHOLDERS AND A FUTURE FOR PDC WITH THE POTENTIAL TO RETURN TO A PATH OF PROFITABILITY.

Shareholders can vote electronically via the Internet, by telephone or by signing and dating the GOLD Proxy Card or Voting Instruction Form and mailing it in the postage paid envelope provided. If you have questions about the voting process or need help in voting your shares, please feel free to reach out to our proxy solicitor, Innisfree M&A Incorporated (“Innisfree”) toll free at (877) 750-8338 or collect at (212) 750-5833. We urge shareholders NOT to vote using any WHITE proxy card or voting instruction forms you receive from PDC. If you return the WHITE proxy card – even by simply indicating “withhold” on the Company’s slate – you will revoke any vote you had previously submitted for the Kimmeridge Nominees on the GOLD proxy card.

About Kimmeridge Energy

Kimmeridge is a private equity firm, and direct operator, focused on the development of unconventional oil and gas assets at the front-end of the cost curve in the US upstream energy sector. We are also deeply familiar with PDC’s core assets in the Permian basin, having owned and operated those assets prior to selling them to PDC in 2016. We are stockholders who believe that public company boards should have meaningful equity ownership and must hold management accountable for performance. We are currently invested in only one public E&P, that being PDC.

Investor Contact:
Scott Winter / Jonathan Salzberger
Innisfree M&A Incorporated
212.750.5833

Media Contact:
Daniel Yunger / Cathryn Vaulman
Kekst CNC
212.521.4800
daniel.yunger@kekstcnc.com
cathryn.vaulman@kekstcnc.com

Legend
Kimmeridge Energy Management Company, LLC ("Kimmeridge"), Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Benjamin Dell, Alice E. Gould, James F. Adelson, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon (collectively, the "Participants") have filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"), along with an accompanying GOLD proxy card to be used in connection with the Participants' solicitation of proxies from the stockholders of PDC Energy, Inc. (the "Company") for use at the Company's 2019 annual meeting of stockholders. All stockholders of the Company are advised to read the foregoing proxy materials because they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC's website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings are contained in the definitive proxy statement on Schedule 14A filed by Kimmeridge with the SEC on April 18, 2019. This document can be obtained free of charge from the source indicated above.